Exhibit 99.1

May 26, 2023

The Board of Directors (the “Board”)

Zhangmen Education Inc. (the “Company”)

No.1666 North Sichuan Road,

Gaobao Building, Hongkou District,

Shanghai, The People’s Republic of China

Dear Members of the Board:

I, Yi Zhang, founder, chairman of the Board, chief executive officer and interim principal financial and accounting officer of the Company, am pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Shares”), including Class A Shares represented by American depositary shares (the “ADSs”, each representing seventy-two Class A Shares), and Class B ordinary shares, par value of US$0.00001 per share, of the Company (together with the Class A Shares, the “Shares”), that are not already beneficially owned by me in a going-private transaction (the “Acquisition”).

My proposed purchase price is US$0.56 in cash for each ADS or approximately US$0.0077778 (representing US$0.56 divided by seventy-two) in cash for each Share. I believe that my proposal provides an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 115% and approximately 56% to the volume-weighted average price of the ADSs during the last 30 and 90 trading days, respectively.

I currently beneficially own approximately 13.5% of all issued and outstanding Shares of the Company, which represent approximately 82.4% of the aggregate voting power of the Company.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident in my ability to consummate an Acquisition outlined in this letter.

1.	Purchase Price. My proposed consideration payable for the ADSs and the Shares acquired in the Acquisition is US$0.56 per ADS or approximately US$0.0077778 per Share (representing US$0.56 divided by seventy-two) in cash (in each case other than those Shares or ADSs beneficially owned by me).

2.	Financing. I am confident that I can timely secure adequate financing to consummate the Acquisition.

3.	Definitive Agreement. I am prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). I expect that such Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

4.	Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company, who will be exclusively authorized to consider and negotiate with me on the proposed Acquisition, including the Definitive Agreements. In considering this proposal, you should be aware that I am interested only in pursuing the Acquisition and I do not intend to sell my stake in the Company to any third party.

5.	Confidentiality. I trust you will agree with me that it is in all of our mutual interests to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until I have executed the Definitive Agreements or terminated our discussions.

6.	No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion.

Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to hearing from you.

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Sincerely,

Yi Zhang

/s/ Yi Zhang

[Signature Page to Proposal Letter]